UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] From 20-F  [ ] From 10-Q
[ ] Form N-SAR

                               For Period Ended  October 31, 1996

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

 Las Vegas Entertainment Network, Inc.
Full Name of Registrant


Former Name if Applicable

 1801 Century Park East, Suite 2300
Address of Principal Executive Officer (Street and Number)

 Los Angeles, California 90067
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report or semi-annual report/portion thereof will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

         The registrant's auditors have not had sufficient time to complete audit.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifications:

          Jehu Hand                                  (714)       489-2400
         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                              [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Las Vegas Entertainment Network,  Inc.
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly
authorized.

Date: January 28, 1997                                 By: /s/ Joseph A. Corazzi
     ---------------------------------------            -----------------------

PART IV (3) Explanation

The Company's loss from continuing operations before any provisions for sale of assets for the year ended October 31, 1996 will approximate $5,300,000, subject to final auditors adjustments, as compared to $8,661,000 for the corresponding period in 1995. Net loss for the year ended October 31, 1996 will approximate $4,700,000, subject to final auditors adjustments, as compared to $17,661,000 for the corresponding period in 1995.